SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

FortuNet, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

378967 10 3

(CUSIP Number)

Michael J. Bonner Eric T. Blum Greenberg Traurig, LLP 3773 Howard Hughes Parkway, Suite 400 North Las Vegas, Nevada 89169 (702) 792-3773	Brian H. Blaney Greenberg Traurig, LLP 2375 East Camelback Road, Suite 700 Phoenix, Arizona 85016 (602) 445-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378967 10 3

1.	Names of Reporting Persons. Yuri Itkis Gaming Trust of 1993 (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,266,500 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,266,500 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,266,500 (1)

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 74.8%

14.	Type of Reporting Person (See Instructions) OO

(1)   Yuri Itkis is the sole trustee and beneficiary of The Yuri Itkis Gaming Trust of 1993, which is the sole stockholder of YI Acquisition Corp.  The subject securities were acquired and are owned by The Yuri Itkis Gaming Trust of 1993 but may be considered beneficially owned by Mr. Itkis.  Accordingly, The Yuri Itkis Gaming Trust of 1993 and Mr. Itkis may be deemed to have shared voting and dispositive power over the shares which are owned by The Yuri Itkis Gaming Trust of 1993.

CUSIP No. 378967 10 3

1.	Names of Reporting Persons. Yuri Itkis (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,266,500 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,266,500 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,266,500 (1)

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 74.8%

14.	Type of Reporting Person (See Instructions) IN

(1)   Yuri Itkis is the sole trustee and beneficiary of The Yuri Itkis Gaming Trust of 1993, which is the sole stockholder of YI Acquisition Corp.  The subject securities were acquired and are owned by The Yuri Itkis Gaming Trust of 1993 but may be considered beneficially owned by Mr. Itkis.  Accordingly, The Yuri Itkis Gaming Trust of 1993 and Mr. Itkis may be deemed to have shared voting and dispositive power over the shares which are owned by The Yuri Itkis Gaming Trust of 1993.

CUSIP No. 378967 10 3

1.	Names of Reporting Persons. YI Acquisition Corp. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0%

14.	Type of Reporting Person (See Instructions) CO

(1)   The Yuri Itkis Gaming Trust of 1993 is the sole stockholder of YI Acquisition Corp.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Shares"), of FortuNet, Inc., a Nevada corporation (the "Issuer"), which has its principal executive office at 2950 South Highland Drive, Suite C, Las Vegas, Nevada 89109.

Item 2.	Identity and Background.

(a) and (f) This statement is being filed by Yuri Itkis, an individual and a citizen of the United States of America, The Yuri Itkis Gaming Trust of 1993, a trust (the "Trust"), and YI Acquisition Corp., a Nevada corporation (“YI Acquisition” and together with Yuri Itkis and the Trust, the “Reporting Persons”).

Mr. Itkis is the sole trustee and beneficiary of the Trust, which directly owns the 8,266,500 Shares to which this statement relates, which represents, based on the number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed November 12, 2009, approximately 74.8% of the outstanding Shares of the Issuer as of November 20, 2009.

(b) The business address of Mr. Itkis is 2950 South Highland Drive, Suite C, Las Vegas, Nevada 89109.  The address of the principal office of the Trust and YI Acquisition is c/o Yuri Itkis, 2950 South Highland Drive, Suite C, Las Vegas, Nevada  89109.

(c) Mr. Itkis is the Chairman of the Board and Chief Executive Officer of the Issuer and sole trustee and beneficiary of the Trust.  The principal business of the Issuer is designing, manufacturing, maintaining, and leasing electronic gaming and entertainment systems throughout North America.  The principal business of the Trust is holding Shares of the Issuer. YI Acquisition was formed to facilitate the tender offer and the merger described under Item 4 below.

(d) and (e) During the last five years, none of the reporting persons on this statement (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Cash held in accounts in the name of the Trust will be used to fund the acquisition costs arising from the consummation of both the tender offer and the merger described under Item 4 below.

Item 4.	Purpose of Transaction.

On November 23, 2009, the Trust issued a press release. The press release is filed with this statement as Exhibit A.  The contents of the press release are incorporated by reference into this Item 4. In the press release, the Trust announced that it intends to commence a tender offer to acquire all outstanding Shares not already owned by the Trust at a price of $1.70 per share in cash.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) On the date hereof, Mr. Itkis and the Trust have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 8,266,500 Shares, or approximately 74.8% of the outstanding Shares.  Yuri Itkis is the sole trustee and beneficiary of the Trust which is the sole stockholder of YI Acquisition.  The subject shares are owned by the Trust but may be considered beneficially owned by Mr. Itkis.  Accordingly, the Trust and

Mr. Itkis may be deemed to have shared voting and dispositive power over the shares which are owned by the Trust.

Unless otherwise indicated, all percentages in this schedule assume that the Issuer had 11,054,011 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed November 12, 2009.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above or in responses to Items 3 and 4, which are hereby incorporated by reference, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit A Press Release of The Yuri Itkis Gaming Trust of 1993 dated November 23, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 2009

The Yuri Itkis Gaming Trust of 1993

/s/ Yuri Itkis
By: Yuri Itkis
Its: Trustee

Yuri Itkis

/s/ Yuri Itkis
Yuri Itkis, Individually

YI Acquisition Corp.

/s/ Yuri Itkis
By: Yuri Itkis
Its: President